Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of Corporation: Center for Wound Healing, Inc.

2. Section B.1. of Article FOUR of the Articles of Incorporation has been amended by deleting that section in its entirety and replacing it with the following:

“1. Voting

(a) Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held on all matters as to which holders of Common Stock shall be entitled to vote. Anything contained in these Amended and Restated Articles of Incorporation to the contrary notwithstanding, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved for issuance upon the conversion, exercise or exchange of securities, options, warrants or rights then outstanding) by the affirmative vote of the holders of a majority of the shares of Preferred Stock and Common Stock, voting together as one class. In any election of directors, no holder of Common Stock shall be entitled to cumulate his votes by giving one candidate more than one vote per share.

(b) Notwithstanding the foregoing, upon the occurrence of a Triggering Event (as defined below), the Holders (as defined below) shall be entitled, at any annual meeting of the stockholders or any special meeting called for such purpose, voting together as a single class, to elect the smallest number of members of the Board of Directors necessary to constitute a majority of the full Board of Directors, and the holders of Common Stock, voting as a single class, shall elect the remaining directors. If, prior to the end of the term of any director elected as aforesaid by the Holders, a vacancy in the office of such director shall occur by reason of death, resignation, removal or disability, or for any other reason, the right to fill such vacancy shall be vested in the Holders unless the right of such Holders to elect such director shall have ceased as provided hereafter. At any time after and during the continuation of a Triggering Event, the foregoing provisions shall be effected as follows. The Secretary of the Corporation may, and, upon the written request of the Requisite Holders (as defined below), addressed to the Secretary at the principal office of the Corporation, shall, call a special meeting of the Holders for the election of the directors to be elected by the Holders as hereinabove provided, to be held within 30 days after such call and at the place and upon the notice specified by such Holders, or as otherwise provided by law and in the By-laws of the Corporation. If any such special meeting required to be called as above provided shall not be called by the Secretary within 30 days after receipt of any such request, then the Requisite Holders may designate in writing a person to call such meeting, and such person may call such meeting to be held at the place and upon the notice above provided and written notice to the Secretary of the Corporation. If any such special meeting shall be called by the Secretary of the Corporation or by the Requisite Holders, a quorum shall consist of the Requisite Holders in person or represented by proxy at such meeting or any adjournment thereof. By vote of the Requisite Holders present or so represented at such meeting, the then authorized number of directors of the Corporation shall be increased by twofold plus one and, at such meeting, the Holders shall be entitled to elect the additional directors (the ‘Holder Directors’) so provided for, but any Holder Directors so elected shall hold office only until their respective successors are duly elected and qualified at the annual meeting of stockholders or special meeting held in place thereof next succeeding their election (giving effect to the foregoing rights of the Holders). At such time, if any, as the Corporation shall have repaid all amounts outstanding, including principal and interest, under the Debentures (as defined below), then the terms of office of all Holder Directors shall terminate immediately, the number of directors shall be reduced to the number of directors as in effect immediately prior to the election of Holder Directors and the Holders shall no longer be entitled to elect any members of the Board of Directors. The foregoing remedy shall not be deemed exclusive and shall be in addition to all other rights and remedies available at law or equity to the Holders. For purposes of this Article FOUR, (a) ‘Debentures’ shall mean, collectively, the Secured Convertible Debentures issued by the Corporation on April 7, 2006 to DKR SoundShore Oasis Holding Fund, Ltd. (‘DKR’) and Harborview Master Fund LP (‘Harborview’), as amended by the Amendments and Waivers, (b) ‘Amendments and Waivers’ shall mean the Amendment and Waivers to the Debentures dated as of May 29, 2007, (c) ‘Holders’ shall mean, collectively, DKR and Harborview and each of their successors and assigns, in their capacity as holders of the Debentures, (d) ‘Requisite Holders’ shall mean those Holders owning Debentures representing more than 50% of the then outstanding principal amount of Debentures voted, (e) ‘Triggering Event’ shall mean the failure by the Corporation to (x) have paid $1,000,000 to the Holders on or prior to the 21st day following the date that all conditions to the effectiveness of the Amendments and Waivers, set forth in Section 6 thereof, have been satisfied (or such later date as may be agreed upon by and between the Corporation and the Holders) or (y) have paid in full all obligations, including principal and interest, under the Debentures to the Holders, by the Specified Date and (f) ‘Specified Date’ shall mean December 31, 2007; provided, however, that ‘Specified Date shall mean March 31, 2008 if, on or prior to December 31, 2007, the Corporation shall have paid the Holders $1,500,000 in the aggregate (excluding any amounts paid pursuant to Section 7A(ii) of the Debentures), which shall consist of (i) a consent fee of $300,000 and (ii) principal payment under the Debentures of $1,200,000.”

3. Article FOURTEEN of the Articles of Incorporation has been amended by adding at the end thereof the following:

“Not withstanding the forgoing, so long as any amounts owing by the Corporation to the Holders under the Debentures, including principal and interest, remain outstanding, no amendment of Section B.1.(b) of Article FOUR shall be permitted without the consent of the Requisite Holders.”

4. The vote by which stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as my be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 50.79%.

5. Effective date of filing: October 4, 2007

6. Officer signature:	/s/ Andrew G. Barnett
	Name:	Andrew G. Barnett
	Title:	Chief Executive Officer

3